Exhibit 10.2

DLJ Merchant Banking, Inc.
Eleven Madison Avenue
New York, NY 10010

June 15, 2007

<u>PRIVATE AND CONFIDENTIAL</u>

RG Tube Holdings LLC
c/o DLJ Merchant Banking Partners IV, L.P.
Eleven Madison Avenue
New York, New York 10010

RGCH Holdings Corp.
c/o DLJ Merchant Banking Partners IV, L.P.
Eleven Madison Avenue
New York, New York 10010

RathGibson, Inc.
c/o DLJ Merchant Banking Partners IV, L.P.
Eleven Madison Avenue
New York, New York 10010

Ladies and Gentlemen:

This Advisory Services Agreement (this "*Agreement*") confirms our understanding that RG Tube Holdings LLC (which, together with its subsidiaries and affiliates, including, without limitation, RGCH Holdings Corp. ("**RGCH Holdings**") and RathGibson, Inc. ("**RathGibson**") is hereinafter referred to as the "*Company*" or "*you*") has engaged DLJ Merchant Banking, Inc. and its affiliates, successors and assigns, as appropriate ("*DLJMB*" or "*we*"), to act as its financial advisor, and DLJMB has accepted such engagement, with respect to the matters described in Section 1 below.

1.   <u>Appointment</u>.

        The Company hereby appoints DLJMB as a financial advisor with respect to the following services to the extent appropriate and requested by you: (i) assisting you in analyzing the Company's operations and its historical performance; (ii) assisting you in analyzing the Company's future prospects; (iii) assisting you with respect to future proposals for tender offers, acquisitions, sales, mergers, financings, exchange offers, recapitalizations, restructurings or other similar transactions; and (iv) assisting you in preparing a strategic plan for the Company.

2.   Term and Termination.

(a)   The term of this Agreement shall commence upon the execution of this Agreement and continue for a period of five (5) years (the "***Engagement Period***"). The Engagement Period will automatically renew for successive one (1) year terms, unless either party delivers to the other party a written termination notice at least thirty (30) business days prior to any scheduled renewal date.

(b)   This Agreement may be terminated by DLJMB at any time upon written notice to the Company or by the Company upon written notification of the consummation of a Change of Control (as defined below) of the Company, RGCH Holdings or RathGibson. Upon any termination or expiration of this Agreement, DLJMB will be entitled to prompt payment of all fees accrued but not paid prior to the effective date of termination, including, but not limited to the Closing Fee, Annual Fee and any Supplemental Fee (each as hereinafter defined), and reimbursement of all out-of-pocket expenses as described below. Except as contemplated by the immediately preceding sentence, no termination fee, premium or payment will be paid to DLJMB or its affiliates in connection with such termination or expiration of this Agreement. No termination of DLJMB's engagement hereunder shall affect (i) the Company's obligations under Annex A hereto or (ii) the provisions of Sections 4, 5, 6 or 7 of this Agreement. As used herein, a **"Change of Control"** means: (x) the sale (in one transaction or a series of transactions) of all or substantially all of the assets of the Company, RGCH Holdings or RathGibson to a third party which is not an affiliate of DLJMB; (y) a sale or issuance (in one transaction or a series of transactions) of any securities resulting in more than 50% of the voting stock of the Company, RGCH Holdings or RathGibson being held by a "person" or "group" (as such terms are used in the Securities Exchange Act of 1934 (the "***Exchange Act***")) that does not include an affiliate of DLJMB; or (z) a merger or consolidation of the Company, RGCH Holdings or RathGibson with or into another person if following such merger or consolidation, more than 50% of the voting stock of the Company, RGCH Holdings or RathGibson or the resulting entity is held by a "person" or "group" (as such terms are used in the Exchange Act) that does not include an affiliate of DLJMB; *provided* that any such event listed in clauses (x), (y) or (z) above results in the inability of an affiliate of DLJMB or the Company to elect a majority of the board of directors (or equivalent) of the resulting entity.

3.   Fees and Expenses. As compensation to DLJMB for the services to be provided hereunder, the Company agrees to pay DLJMB (or to such other person or entity as directed by DLJMB) as follows:

(a)   A fee of $5,200,000 paid concurrently with the closing of the transactions contemplated by that Stock Purchase Agreement, dated as of April 28, 2007, by and among RG Tube Holdings LLC, RGCH Holdings Corp. and RGCH Holdings LLC (the "***Closing Fee***").

(b)   An annual financial advisory retainer of $1,000,000 (the "*Annual Fee*"), payable in equal quarterly installments on the first business day of each calendar quarter beginning after the date hereof and continuing through the date of termination or expiration of this Agreement.

(c)   In connection with any debt or equity financing or refinancing ("*Subsequent Transactions*") consummated during the term of this Agreement, at DLJMB's election, DLJMB shall be entitled to receive for services performed by DLJMB in connection with such Subsequent Transaction a cash fee (each "**Supplemental Fee**") not to exceed the greater of (i) $500,000 or (ii) one percent (1%) of the aggregate transaction value of such Subsequent Transaction (including, without limitation, the amount of any indebtedness, preferred stock or similar items assumed (or remaining outstanding)). The amount of such Supplemental Fee (x) shall be determined by the CEO of the Company and DLJMB in good faith after taking into consideration, among other factors, the total value of the Subsequent Transaction, and (y) shall not exceed the fee that would be payable by the Company on an arms'-length basis for the applicable services as determined by the CEO of the Company and DLJMB in good faith.

(d)   In addition to the compensation to be paid pursuant to Sections 3(a), 3(b) and 3(c) above, promptly upon request by DLJMB from time to time, the Company shall reimburse DLJMB for its reasonable out-of-pocket expenses incurred in connection with its services hereunder, including, without limitation, the fees and disbursements of its legal counsel, if any, and of any other advisor retained by DLJMB, resulting from or arising out of this engagement.

4.   Information. The Company shall furnish and make available to DLJMB all financial and other information concerning the Company as DLJMB deems appropriate in connection with the performance of the services contemplated by this engagement and, in connection therewith, will provide DLJMB with reasonable access to the Company's officers, directors, employees, agents, accountants, counsel and other representatives. The Company acknowledges and confirms that DLJMB (i) will rely solely on such information and information that is available from public sources in the performance of the services contemplated by this engagement without assuming any responsibility for independent investigation or verification thereof, (ii) assumes no responsibility for the accuracy or completeness of such information or any other information regarding the Company and (iii) will not make any appraisal of any assets of the Company.

5.   Indemnification. As DLJMB will be acting on behalf of the Company in connection with its engagement hereunder and as further consideration for DLJMB's services hereunder, the Company and DLJMB agree to the indemnity provisions and other matters set forth in Annex A hereto, which Annex A is incorporated herein by reference and an integral part hereof. The terms and provisions of Annex A shall survive any termination or expiration of this Agreement.

6.   Confidentiality. No advice rendered by DLJMB, whether formal or informal, may be disclosed, in whole or in part, or summarized, excerpted from or otherwise referred to without DLJMB's prior written consent. To the extent consistent with legal requirements, all information given to one party of this Agreement (the "***Recipient Party***") by the other party (the "***Providing Party***"), including, without limitation, this Agreement, unless publicly available or otherwise available to the Recipient Party without restriction or breach of any confidentiality agreement, will be held by the Recipient Party in confidence and will not, without the Providing Party's prior written approval, be disclosed to anyone other than the Recipient Party's agents and advisors who require such information to perform services for the Providing Party as contemplated by this Agreement (and who agree to use such information only in connection with such services) or used by such person for any purpose other than those contemplated by this Agreement. Each party hereto shall be responsible for violations of its respective agents and advisors of the obligations set forth in this Section 6.

7.   Miscellaneous.

        (a)   This Agreement and <u>Annex A</u> hereto contain the entire understanding of the parties with respect to the subject matter hereof and supersede and take precedence over all prior agreements or understandings, whether oral or written, between DLJMB and the Company relating thereto.

        (b)   The Company has all requisite power and authority to enter into this Agreement and the transactions contemplated hereby. This Agreement has been duly and validly authorized by all necessary action on the part of the Company and has been duly executed and delivered by the Company and constitutes a legal, valid and binding agreement of the Company, enforceable in accordance with its terms.

        (c)   In connection with this engagement, DLJMB is acting as an independent contractor and not in any other capacity, with duties owing solely to the Company.

        (d)   The validity and interpretation of this Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of New York applicable to agreements made and to be fully performed therein (excluding the conflicts of law rules). All actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any New York state or federal court sitting in the Borough of Manhattan in the City of New York, to whose jurisdiction the Company hereby irrevocably submits. The Company hereby irrevocably waives any defense or objection to the New York forum designated above. Each of DLJMB and the Company, to the extent permitted by law, on behalf of its respective equity holders and creditors, hereby knowingly, voluntarily and irrevocably waives all right to trial by jury in any action, suit, proceeding or counterclaim (whether based upon contract, tort or otherwise) related to or arising out of the engagement of DLJMB pursuant to, or the performance by DLJMB of the services contemplated by, this Agreement.

(e)   The prevailing party in any suit, action or proceeding arising out of or relating to this Agreement shall be entitled to recover from the non-prevailing party all of the attorney fees and other expenses the prevailing party may incur in such suit, action or proceeding and in any subsequent suit to enforce a judgment.

(f)   The benefits of this Agreement shall inure to the parties hereto, their respective successors and assigns, and to the Indemnified Persons (as defined in Annex A attached hereto) hereunder and their respective successors and assigns and representatives, and the obligations and liabilities assumed in this Agreement by the parties hereto shall be binding upon their respective successors and assigns.

(g)   DLJMB is a full service securities firm with affiliates engaged in securities trading and brokerage activities, as well as providing investment banking and financial advisory services. In the ordinary course of our trading and brokerage activities, DLJMB or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for its or their accounts or for the accounts of customers, in debt or equity securities of the Company or other entities involved in any transaction contemplated by the terms of this Agreement. Nothing herein shall prevent DLJMB from engaging in future transactions involving companies in a similar industry to the Company, whether as advisor, investor or otherwise; *provided* that the Company's confidential information is not used in connection with such transactions.

(h)   The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provisions of this Agreement or Annex A hereto, which shall remain in full force and effect.

We are delighted to accept this engagement and look forward to working with you pursuant to the terms of this Agreement. If this Agreement correctly sets forth your understanding of the agreement between DLJMB and the Company with respect to this engagement, please sign and return to us the enclosed copy of this Agreement. This Agreement signed by you shall constitute a binding agreement between us as of the date first above written.

Very truly yours,

DLJ MERCHANT BANKING, INC.

By: /s/ Edward A. Johnson
    Name: Edward A. Johnson
    Title: Authorized Representative

ACCEPTED AND AGREED TO AS OF THE DATE FIRST ABOVE WRITTEN:

RG TUBE HOLDINGS LLC

By: /s/ Edward A. Johnson
    Name: Edward A. Johnson
    Title: President

ACCEPTED AND AGREED TO AS OF THE DATE FIRST ABOVE WRITTEN:

RGCH HOLDING CORP.

By: /s/ Harley B. Kaplan
    Name: Harley B. Kaplan
    Title: Chief Executive Officer

ACCEPTED AND AGREED TO AS OF THE DATE FIRST ABOVE WRITTEN:

RATHGIBSON, INC.

By: /s/ Harley B. Kaplan
    Name: Harley B. Kaplan
    Title: President and Chief Executive Officer

This Annex A is a part of and is incorporated into that certain Advisory Services Agreement (together, the "*Agreement*") dated June 15, 2007, by and between RG Tube Holdings LLC (the "*Company*") and DLJ Merchant Banking, Inc. ("*DLJMB*").

In further consideration of the engagement by the Company of DLJMB to act in the capacities set forth in the Agreement, in the event that DLJMB or any of its affiliates, the respective directors, officers, partners, agents or employees of DLJMB or any of its affiliates, or any other person controlling DLJMB or any of its affiliates (collectively, "*Indemnified Persons*") becomes involved in any capacity in any action, claim, suit, investigation or proceeding, actual or threatened, brought by or against any person, including stockholders of the Company, in connection with or as a result of the engagement or any matter referred to in the engagement, the Company will reimburse such Indemnified Person for its reasonable and customary legal and other expenses (including, without limitation, the costs and expenses incurred in connection with investigating, preparing for and responding to third party subpoenas or enforcing this agreement or any related engagement agreement) incurred in connection therewith as such expenses are incurred. The Company will also indemnify and hold harmless any Indemnified Person from and against, and the Company agrees that no Indemnified Person shall have any liability to the Company or its owners, parents, affiliates, security holders or creditors for, any losses, claims, damages or liabilities (including actions or proceedings in respect thereof) (collectively, "*Losses*") related to or arising out of the engagement or DLJMB's performance thereof, except that this provision shall not apply to any Losses that are finally determined by a court or arbitral tribunal to have resulted primarily from the bad faith or gross negligence of DLJMB.

If such indemnification is for any reason not available or insufficient to hold an Indemnified Person harmless, the Company agrees to contribute to the Losses involved in such proportion as is appropriate to reflect the relative benefits received (or anticipated to be received) by the Company, on the one hand, and by DLJMB, on the other hand, with respect to the engagement or, if such allocation is determined by a court or arbitral tribunal to be unavailable, in such proportion as is appropriate to reflect other equitable considerations such as the relative fault of the Company, on the one hand, and of DLJMB, on the other hand; *provided*, *however*, that, to the extent permitted by applicable law, the Indemnified Persons shall not be responsible for amounts which in the aggregate are in excess of the amount of all fees actually received by DLJMB from the Company in connection with the engagement. Relative benefits to the Company, on the one hand, and to DLJMB, on the other hand, with respect to the engagement shall be deemed to be in the same proportion as (i) the total value received or proposed to be received by the Company in connection with the transactions contemplated by this Agreement, whether or not consummated, bears to (ii) all fees actually received by DLJMB in connection with the engagement. Relative fault shall be determined, in the case of Losses arising out of or based on any untrue statement or any alleged untrue statement of a material fact or omission or alleged omission to state a material fact, by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company to DLJMB and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such untrue statement or omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act of 1933, as amended) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

Upon receipt by an Indemnified Person of actual notice of any pending or threatened action claim, suit, investigation or proceeding (an "*Action*") against such Indemnified Person with respect to which indemnity may be sought under this Agreement, such Indemnified Person shall promptly notify the Company in writing; *provided* that failure to so notify the Company shall not relieve the Company from any liability which the Company may have on account of this indemnity or otherwise, except to the extent the Company shall have been materially prejudiced by such failure. The Company shall, if requested by DLJMB, assume the defense of any such Action including the employment of counsel reasonably satisfactory to DLJMB. Any Indemnified Person shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Indemnified Person, unless: (i) the Company has failed promptly to assume the defense and employ counsel or (ii) the named parties to any such Action (including any impleaded parties) include such Indemnified Person and the Company, and such Indemnified Person shall have been advised by counsel that there may be one or more legal defenses available to it which are different from or in addition to those available to the Company; *provided* that the Company shall not in such event be responsible hereunder for the fees and expenses of more than one firm of separate counsel in connection with any Action in the same jurisdiction, in addition to any local counsel. The Company will not, without DLJMB's prior written consent, settle, compromise, or consent to the entry of any judgment in or otherwise seek to terminate any Action in respect of which indemnification may be sought hereunder (whether or not any Indemnified Person is a party therein) unless the Company has given DLJMB reasonable prior written notice thereof and such settlement, compromise, consent or termination includes an unconditional release of each Indemnified Person from any liabilities arising out of such Action. The Company will not permit any such settlement, compromise, consent or termination to include a statement as to, or an admission of, fault, culpability or a failure to act by or on behalf of an Indemnified Person, without such Indemnified Person's prior written consent. No Indemnified Person seeking indemnification, reimbursement or contribution under this agreement will, without the Company's prior written consent, settle, compromise, consent to the entry of any judgment in or otherwise seek to terminate any Action referred to herein.

The Company's obligations hereunder shall be in addition to any rights that any Indemnified Person may have at common law or otherwise.